Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Percentage of Ownership
GPL Remittance Pte. Ltd.	Singapore	19%
AlloyX Venture Limited	Hong Kong	100%
AXG Investment Ltd.	Cayman Islands	100%
Solomon JFZ (Asia) Holdings Limited	Hong Kong	100%
AX Coin Limited	Cayman Islands	64%
AX Coin HK Limited	Hong Kong	64%
AXG International Management W.L.L.	Bahrain	64%
AX Coin Bahrain B.S.C Closed	Bahrain	60.8%
AlloyX Limited	Cayman Islands	100%
AlloyX Group Pte. Ltd.	Singapore	100%
Bravo Valor Partners Ltd.	United States	100%
Master Venus Limited	Samoa	100%
AlloyX (Hong Kong) Limited	Hong Kong	100%
GelloFinance Ltd.	Canada	100%
Solomon Global Asset Management Limited	British Virgin Islands	100%
Tiger Coin (Hong Kong) Limited	Hong Kong	48%
Solomon Private Wealth Limited	Hong Kong	100%